Prospectus Supplement Filed Pursuant to Rule 424(b)(3)

Registration File No. 333-296761

Up to 3,019,586 Shares of Common Stock Issuable Upon Exercise of Warrants

PROSPECTUS SUPPLEMENT NO. 1 DATED AUGUST 14, 2026

(To Prospectus Dated June 26, 2026)

This Prospectus Supplement No. 1, dated August 14, 2026 (“Supplement No. 1”), filed by 22nd Century Group, Inc. (the “Company”), modifies and supplements certain information contained in the Company’s prospectus, dated June 26, 2026 (as amended and supplemented from time to time, the “Prospectus”), as part of the Company’s Form S-3 Registration Statement declared effective by the Securities and Exchange Commission on June 24, 2026. This Supplement No. 1 is not complete without, and may not be delivered or used except in connection with, the Prospectus, including all amendments and supplements thereto.  The Prospectus relates to the offer and sale from time to time by the selling stockholders named in the prospectus of up to 3,019,586 shares of our common stock, par value $0.00001 per share, comprising up to 3,019,586 shares of our common stock issuable upon the exercise of outstanding warrants issued in a private placement on June 9, 2026 (collectively, the “Warrants”).

On August 13, 2026, the Company entered in to a letter agreement with the holders of all of the outstanding Warrants (the “Amendment”) whereby the Company agreed to amend the Warrants to (i) temporarily reduce the then current exercise price to $0.3675 until 11:59 p.m. EST on August 18, 2026 (the “Exercise Deadline”), following which Exercise Deadline the exercise price would revert back to the exercise price immediately in effect prior to such reduction and (ii) allow the Warrants to be exercised on a cashless basis at any point. Accordingly, this Supplement No. 1 amends and supplements the Prospectus to reflect an amendment of the Warrants.

The information in this Supplement No. 1 modifies and supersedes, in part, the information contained in the Prospectus.  Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as so modified or superseded by this Supplement No. 1. We may further amend or supplement the Prospectus from time to time by filing additional amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

Our common stock is listed on the Nasdaq Capital Market under the symbol “XXII.” On August 13, 2026, the closing price of our common stock was $4.11 per share.

Investing in the Company’s securities involves risks. Before making any investment in the Company’s securities, you should read and carefully consider risks described in the “Risk Factors” section in the Prospectus and in the Company’s most recent Annual Report on Form 10-K and subsequently filed Quarterly Reports.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if the Prospectus, or any of the supplements or amendments relating thereto, is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Supplement No. 1 is August 14, 2026.